UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM NT 10-Q

                           NOTIFICATION OF LATE FILING


(Check  One):

            [ ] Form  10-K and Form  10-KSB [ ] Form  20-F [ ] Form  11-K
            [X] Form 10Q and Form  10-QSB [ ]Form N-SAR

                For Period Ended:  March 31, 2002

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: ________________

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Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Universal Beverages Holdings Corporation
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

3301 W. Main Street
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City, State, and Zip Code

Leesburg, FL 34748

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Part II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to the Company's very limited management depth and the matters which have previously been disclosed relating to the Company's financial condition, it has not been possible to finalize the financial statements by the reporting deadline.

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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification.

Jonathon O. Moore                            (904) 280-7795
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]  Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes      [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an operating loss for the quarter ended March 31, 2002, of approximately $ 370,216, as compared to an operating loss of $ 552,994 for the quarter ended March 31, 2001. The Company expects to report that sales revenue for the quarter ended March 31, 2002 declined to $ 230,836, down from sales of $ 2,537,448 for the quarter a year ago. The Company's auditors are currently reviewing the accounting treatment of certain stock issuances during the period, the outcome of which review may have an impact on the Company's net operating losses for the period.

Universal Beverages Holdings Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2002               By: /s/ Jonathon O. Moore
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                                          Jonathon O. Moore, President